Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Successfully Completes Project for Health & Beauty Company

     Provides Update on AMEX Appeal Hearing

     TORONTO, June 20 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced the successful completion of its agreement with one the world's leading health and beauty companies. As a result of the completion of this project, PreMD expects to enter into additional agreements with the company for further product development and other skin testing initiatives.
     "We are very pleased to be working with a leading health and beauty company to jointly develop new and highly promising applications in skin-based tests," said Dr. Brent Norton, president and CEO of PreMD Inc.
     Dr. Norton continued: "On June 4, PreMD announced it had appealed the recent decision made by American Stock Exchange (the "AMEX") to delist its stock. We have requested an oral hearing with the AMEX listing committee in order to present our strategy and progress in achieving our objectives. At this time we believe the hearing will not take place until late August or
September. While there is no guarantee that we will be successful in maintaining our AMEX listing, we will continue to devote substantial efforts to achieving this and building value in the company."

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President, Finance, Tel:
(416) 222-3449, Email: rhosking(at)premdinc.com; Michelle Rabba, Manager,
Corporate Communications, Tel: (416) 222-3449 ext. 25, Email:
mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 20-JUN-08